

Alexco Announces $8.0 Million
Bought Deal Flow-Through Share Public Offering

January 18, 2022 – Alexco Resource Corp. (NYSE American: AXU) (TSX: AXU) ("**Alexco**" or the "**Company**") is pleased to announce that it has entered into an agreement with a syndicate of underwriters (the "**Underwriters**") pursuant to which the Underwriters have agreed to purchase on a bought deal basis (i) 1,851,900 common shares to be issued as "flow-through shares" with respect to "Canadian exploration expenses" ("**CEE**") within the meaning of the Income Tax Act (Canada) and the regulations thereunder in force as of the date hereof (the "**Tax Act**") (the "**CEE Flow-Through Shares**") at a price of C$2.70 per CEE Flow-Through Share (the "**CEE Offering Price**"); and (ii) 1,287,600 common shares to be issued as "flow-through shares" with respect to "Canadian development expenses" ("**CDE**") within the meaning of the Tax Act (the "**CDE Flow-Through Shares**") at a price of C$2.33 per CDE Flow-Through Share (the "**CDE Offering Price**") (collectively, the "**Offering**"). The gross proceeds of the Offering will be approximately C$8.0 million.

The Underwriters also have an option to purchase that number of additional CEE Flow-Through Shares and CDE Flow-Through Shares as is equal to 15% of the number of CEE Flow-Through Shares and CDE Flow-Through Shares sold pursuant to the Offering at the CEE Offering Price and CDE Offering Price, for market stabilization purposes and to cover over-allotments for a period expiring 30 days after the date of closing.

The proceeds from the sale of the CEE Flow-Through Shares will be used on exploration expenses on the Keno Hill project as permitted under the Tax Act to qualify as CEE. The proceeds from the sale of the CDE Flow-Through Shares will be used on development expenses on the Keno Hill project as permitted under the Tax Act to qualify as CDE. The Company will renounce all the CEE qualifying expenditures in favour of the subscribers of the CEE Flow-Through Shares and all CDE qualifying expenditures in favour of the subscribers of the CDE Flow-Through Shares effective on or before December 31, 2022.

The Offering will be qualified by way of a prospectus supplement (the "**Prospectus Supplement**") to the Company's existing base shelf prospectus in the provinces of British Columbia, Alberta, Ontario, Saskatchewan and Manitoba. The Prospectus Supplement (together with the related Base Shelf Prospectus) will be available on SEDAR at www.sedar.com.

Closing is expected on or about January 27, 2022 and is subject to Toronto Stock Exchange and other necessary regulatory approvals.

The securities to be offered have not been and will not be registered under the United States Securities Act of 1933, as amended (the "**U.S. Securities Act**"), or under any securities laws of any state of the United States, and may not be offered or sold, directly or indirectly, or delivered within the United States or to, or for the account or benefit of, a U.S. person or person in the United States except in certain transactions exempt from the registration requirements of the U.S. Securities Act and any applicable securities laws of any state of the United States. This release does not constitute an offer to sell or a solicitation to buy such securities in the United States, Canada or in any other jurisdiction where such offer, solicitation or sale is unlawful. "United States" and "U.S. person" are as defined in Regulation S under the U.S. Securities Act.

Head Office   T. 604 633 4888

Alexco Resource Corp.   F. 604 633 4887
555 Burrard Street, Suite 1225
Vancouver, BC V7X 1M9   **1** | P a g e
Canada



About Alexco

Alexco is a Canadian primary silver company that owns and operates the majority of the historic Keno Hill Silver District, in Canada's Yukon Territory, one of the highest-grade silver deposits in the world. Alexco is currently advancing Keno Hill to commercial production and commenced concentrate production and shipments in the first quarter of 2021. Keno Hill is expected to produce an average of approximately 4.4 million ounces of silver per year contained in high quality lead/silver and zinc concentrates. Keno Hill retains significant potential to grow and Alexco has a long history of expanding the operation's mineral resources through successful exploration.

Contact

Clynton R. Nauman, Chairman and Chief Executive Officer
Rajni Bala, Investor Relations and Communications Lead
Phone: (778) 945-6577
Email: info@alexcoresource.com

Website: www.alexcoresource.com

Forward-Looking Statements

Some statements ("forward-looking statements") in this news release contain forward-looking information concerning Alexco's anticipated results and developments in Alexco's operations in future periods, planned exploration and development of its properties, plans related to its business and other matters that may occur in the future, made as of the date of this news release. Forward-looking statements may include, but are not limited to, statements with respect to the future remediation and reclamation activities, future mineral exploration, the estimation of mineral reserves and mineral resources, the realization of mineral reserve and mineral resource estimates, future mine construction and development activities, future mine operation and production, the timing of activities and reports, the amount of estimated revenues and expenses, the success of exploration activities, permitting time lines, requirements for additional capital and sources and uses of funds. Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors, which could cause actual events or results to differ from those expressed or implied by the forward-looking statements. Such factors include, among others, risks related to actual results and timing of exploration and development activities; actual results and timing of mining activities; actual results and timing of environmental services activities; actual results and timing of remediation and reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of silver, gold, lead, zinc and other commodities; possible variations in mineable resources, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; First Nation rights and title; continued capitalization and commercial viability; global economic conditions; competition; and delays in obtaining governmental approvals or financing or in the completion of development activities. Forward-looking statements are based on certain assumptions that management believes are reasonable at the time they are made. In making the forward-looking statements included in this news release, Alexco has applied several material assumptions, including, but not limited to, the assumption that Alexco will be able to raise additional capital as necessary, that the proposed exploration and development will proceed as planned, and that market fundamentals will result in sustained silver, gold, lead and zinc demand and prices. There can be no assurance that forward-looking statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Alexco expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as otherwise required by applicable securities legislation.

Head Office   T. 604 633 4888

Alexco Resource Corp.   F. 604 633 4887
555 Burrard Street, Suite 1225
Vancouver, BC V7X 1M9   **2** | P a g e
Canada